UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NAM TAI PROPERTY INC.

Form 6-K

CONTENTS

The Board of Directors of Nam Tai Property Inc. (the “Company”), a company incorporated under the laws of the British Virgin Islands, is providing the following updates. Unless otherwise indicated, references here to “$” are expressed in U.S. dollars.

Arbitration Update

As previously disclosed in the Company’s filings with the Securities and Exchange Commission, on July 28, 2023, the arbitrator (the “arbitrator”) in the Company’s ongoing arbitration (the “arbitration”) with Greater Sail Ltd. (“GSL”), a wholly owned subsidiary of Kaisa Group Holdings Limited, issued his second partial award, awarding the Company damages of approximately $13 million, plus applicable interest. As also previously disclosed, through a judgment and order dated December 29, 2023, the High Court of the Hong Kong Special Administrative Region, Court of First Instance granted the Company leave to enforce the second partial award in Hong Kong.

On April 8, 2024, the Company applied for leave to enforce the second partial award in the British Virgin Islands before the British Virgin Islands Commercial Court in the Eastern Caribbean Supreme Court (the “BVI Court”). In response, on April 19, 2024, GSL applied to the arbitrator, seeking a stay against the Company’s enforcement of the second partial award, pending the determination of the arbitration. GSL also separately sought a stay before the BVI Court.

Through an order dated May 8, 2024, the arbitrator denied GSL’s request to stay the Company’s enforcement of the second partial award. Separately, after a hearing on May 9, 2024, the BVI Court also rejected GSL’s application to stay the enforcement of the second partial award.

On May 30, 2024, the BVI Court heard the Company’s application to enforce the second partial award. GSL opposed the application and, again, sought to stay the enforcement of the second partial award. At the hearing, the BVI Court granted the Company immediate leave to enforce the second partial award in the British Virgin Islands.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 7, 2024

NAM TAI PROPERTY INC.

By:	/s/ Yu Chunhua
Name:	Yu Chunhua
Title:	Chief Executive Officer